Filed by Duke Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                      Subject Company: Duke Energy Holding Corp.
                                                  Commission File No. 333-126318

            Agreements Filed in Indiana, Ohio on Duke/Cinergy Merger

On Dec. 15 and Dec. 16, Cinergy filed agreements with commissions in Indiana and Ohio, respectively, to resolve any and all issues related to the merger. A summary of the agreements follows.


Agreement filed in Indiana

On Dec. 15, PSI Energy, Cinergy's regulated utility in Indiana, filed an agreement reached with the staff of the Indiana Utility Regulatory Commission, the Indiana Office of Utility Consumer Counselor, and the PSI Industrial Group.

The settlement still needs the approval of the Indiana Utility Regulatory Commission.

Key elements of the agreement include:

     o $40 million merger savings rate credit. PSI will credit to its Indiana electric customers $40 million over a year beginning 30 to 60 days following the close of the merger.

     o $5 million for low-income energy assistance and clean coal technology. After the merger closes, PSI will make an annual contribution of $1 million for five years starting in 2006 and ending in 2010. PSI will distribute the funds to the state Low Income Home Energy Assistance Program and the Indiana Center for Coal Technology Research based at Purdue University.

     o Service quality and customer service standards. PSI agreed to file quarterly performance reports with state regulators on customer service standards, such as the number and length of power outages, as well as average speed of answer in the company's customer Call Center. If benchmarks are not met, PSI will implement a service remediation plan as approved by state regulators.


"We've taken another step toward completing this merger, which will be good for both our customers and our investors over the long-term," said PSI President Kay Pashos. "In the short-term, the rate credit agreed to in the settlement will benefit customers in this period of rising fuel and energy costs, and the service quality benchmarks will provide assurance that PSI's commitment to quality customer service will continue."

Agreement filed in Ohio

On Dec. 16, Cinergy filed an agreement with the Public Utilities Commission of Ohio that was reached with the city of Cincinnati, Interstate Gas Supply, Kroger, Ohio Energy Group and Buckeye Assoc. of School Administrators.

The agreement will be considered by the PUCO in its deliberations on the merger application.

Key elements of the agreement include:

     o $20.6 million merger savings rate credit. Cinergy/CG&E will credit to its gas and electric customers in Ohio a total of approximately $20.6 million in the first year following the closing of the merger. Electric distribution customers will receive a credit of approximately $16.4 million and gas distribution customers approximately $4.2 million.

     o $15.2 million rate stabilization credit. Beginning Jan. 1, 2006, Cinergy/CG&E will provide a rate credit of approximately $15.2 million for one year to mitigate increases from its pending electric distribution rate application and its rate stabilization plan. The credit is conditioned upon completion of the merger and approval of the merger application by the PUCO by Jan. 1, 2006.

     o Guaranteed income tax payments and charitable support. Cinergy/CG&E will guarantee that the city of Cincinnati will receive no less than $11.79 million in personal income tax revenue from 2006 through 2008, as well as corporate income tax and franchise fee payments of at least $1.5 million per year during the three-year period. It will also provide a contribution to the city to encourage economic development and other priorities. Additionally, minimum annual charitable contributions in the Cinergy utility service areas in 2007-2008 will be no less than the annual average contributions of approximately $5 million in 2004-2005.


"Our customers and communities will benefit from the merger of Cinergy and Duke as we create a top-tier energy company," said Greg Ficke, president of Cincinnati Gas & Electric, Cinergy's Ohio operating company. "The parties involved in this agreement have worked with us in providing a strong framework for the continuation of the service quality our customers have come to expect."

Other approvals

On Dec. 15, the Federal Energy Regulatory Commission approved the merger, saying that it found no competitive concerns. Additional federal approvals remain, including the Securities and Exchange Commission.

Already, commissions in South Carolina and Kentucky have approved the merger. Following hearings this week in Raleigh, the N.C. Utilities Commission is expected to rule on the merger in early 2006.

Shareholders will also be asked to vote on the merger, possibly in February.


Corporate Profiles


Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy's integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. More information about the company is available on the Internet at: http://www.cinergy.com.


Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.


Forward-Looking Statements


This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission
("SEC"),     which    are     available  at www.duke-energy.com/investors and
www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Additional  Information  and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP. AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC's Web site. Free copies of Duke Energys SEC filings are also available on Duke Energy's Web site at http://www.duke-energy.com/investors/, and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at http://www.cinergy.com.


Participants  in the  Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

Contact:              Randy Wheeless
Phone:                704/382-8379
24-Hour Phone:        704/382-8333
e-mail:               crwheele@duke-energy.com

Contact:              Steve Brash
Phone:                513/287-2226
24-Hour Phone:        N/A
e-mail:               N/A